Exhibit 99.1

CONSTELLIUM SE 2022 ANNUAL ORDINARY GENERAL MEETING VOTING RESULTS

Total Shares Outstanding: 144,301,592

Total Shares Voted: 119,061,570

Total % of Shares Voted: 82.50%

PROPOSALS / RESOLUTIONS		TOTAL SHARES VOTED FOR	TOTAL SHARED VOTED AGAINST	ABSTENTIONS
Resolution 1	Appointment of Mr. Emmanuel Blot as a director for a term of three years	118,950,108	76,075	35,387

Resolution 2	Re-appointment of Ms. Martha Brooks as a director for a term of three years	118,523,455	501,053	37,062

Resolution 3	Re-appointment of Ms. Lori Walker as a director for a term of three years	118,481,956	542,545	37,069

Resolution 4	Approval of the statutory financial statements and transactions for the financial year ended 31 December 2021	118,626,738	3,530	431,302

Resolution 5	Approval of the consolidated financial statements and transactions for the financial year ended 31 December 2021	118,626,743	3,530	431,297

Resolution 6	Discharge (quitus) of the directors, the Chief Executive Officer and the Statutory Auditors of the Company in respect of the performance of their duties for the financial year ended 31 December 2021	102,008,114	16,616,606	436,850

Resolution 7	Allocation of result of the Company for the financial year ended 31 December 2021	118,983,283	33,748	44,539

Resolution 8	Powers to carry out formalities	118,980,238	34,547	46,785